McDermott Will & Emery LLP
2049 Century Park East, 34th Floor
Los Angeles, California 90067
(310) 788-4182
aturney@mwe.com

75564-017

VIA EDGAR AND COURIER

May 2, 2007

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lucy’s Cafe, Inc.
Form SB-2 Registration Statement
File No: 333-140591

Dear Mr. Spirgel:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Act”), on behalf of our client, Lucy’s Cafe, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) amending the Company’s Registration Statement on Form SB-2, Registration No. 333-140591 (the “Registration Statement”), initially filed with the Commission on February 9, 2007 and updated by Amendment No. 1 filed on April 20, 2007 (“Amendment No. 1”). Amendment No. 2 is marked to show changes made to Amendment No. 1.

Amendment No. 2 is being filed in response to the Staff’s letter dated April 26, 2007 to Charles Rice containing the Staff’s comments with respect to the above-referenced Registration Statement. Amendment No. 2 also includes other updated information. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Staff’s letter.

Financial Statements:

Comment:	“1.
It appears that you are required to file the statements of operations and cash flows of Advanced Tel, Inc. for the years ended June 30, 2004 and 2005 and for the interim period ended March 31, 2006, since this acquisition exceeds 40% significance. Please revise or tell us why you believe you are in compliance with the requirements of Rule 310(c)(3) of Regulation S-B.”

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
May 2, 2007

Response:
The Company has included the financial statements of Advanced Tel, Inc. (“ATI”), for the years ended June 30, 2004 and 2005 and for the interim period ended March 31, 2006, in the Registration Statement, which had been included in the initial Registration Statement. Additionally, the Company has also included an unaudited pro forma Statement of Operations for the year ended December 31, 2006.

Audited Financial Statements of Lucy’s Cafe, Inc.

Consolidated Statement of Cash Flows, page F-6

Comment:	“2.
We note that you classify cash acquired in the acquisition of Advanced Tel, Inc. and in the merger with Lucy’s Cafe, Inc., as financing activities. It appears to us that these cash flows meet the criteria of investing activities, as set forth in SFAS No. 95. Please tell us, citing the appropriate accounting literature, why you believe these cash flows to be financing activities, rather than investing.

Response:
The cash received by the Company in connection with the acquisition of ATI and the merger with Lucy’s Cafe, Inc. was in exchange for issuance of equity instruments.  In accordance with SFAS 95, cash flow from financing activities includes proceeds from issuing equity instruments (SFAS 95, paragraph 19(a)). The merger with Lucy’s Cafe, Inc. has been accounted for as a recapitalization of the Company and, as a result, has been recorded as a financing transaction. As for the presentation of the cash acquired in the ATI acquisition, the Company acquired all of the cash of ATI at the date of acquisition that was in excess of normal operating needs. Further, the Company sold a certain number of InterMetro Communications, Inc. shares for the acquisition of this cash, therefore the Company believes this to be financing cash flow.

Comment:	“3.
We note from the disclosures found on page F-14 that the initial purchase price of ATI included a cash payment of $250,000. However, it does not appear that this payment has been reflected in the cash flow statement. Please explain.”

Response:
The $250,000 cash payment to the ATI selling shareholder was to be paid in installments over six months. $83,600 of the cash payment was made during 2006, which is reflected in the cash flow statement. The remainder of the payment was deferred until January 2007, at which time the selling shareholder received the balance of monies due plus interest at an annual rate of 8%. Note 2 on page F-18 has been revised to discuss the actual timing of payments to the selling shareholder.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
May 2, 2007

Comment:	“4.
SFAS No. 123(R) amended paragraph 19 of SFAS No. 95 to require cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements to be classified as a financing activity. Please tell us, if applicable, where you have classified these excess tax benefits in your statement of cash flows.”

Response:	The Company performed an evaluation and determined that there were no excess tax benefits relating to the value of equity investments under share-based payment arrangements.

Notes to Consolidated Financial Statements

Note 8 - Common Stock, page F-20

Comment:	“5.
We refer to the registration payment arrangements discussed in the section titled ‘2006 Issuance of Common Stock.’ It does not appear that you have recorded a liability associated with the liquidated damage provisions of your registration agreements. Please tell us how you evaluated the contingent liability associated with the liquidated damage provisions in accordance with the FSP EITF 00-19-2, if applicable.”

Response:
The Company performed an analysis under SFAS No. 5 of the liquidated damages provision of the Initial Registration Rights Agreement and determined that the most significant matter outside of its control related to the registration of the securities with the Commission. The Company’s analysis factored in the timing of the registration of the securities on Form SB-2, as well as the concurrent Securities Exchange Act of 1934 filings on Schedule 14C and Form 10-KSB. In accordance with SFAS No. 5, the Company determined that, as of the year ended December 31, 2006, there was a remote possibility of a negative outcome occurring for items outside of its control.

******************

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
May 2, 2007

We appreciate your responsiveness and assistance with this Registration Statement. Please do not hesitate to contact the undersigned at (310) 788-4182 or Mark J. Mihanovic at (650) 813-5138 if we can be of assistance.

Respectfully submitted,

/s/ Andrew T. Turney
Andrew T. Turney

Enclosures

cc:	Christine B. Adams
Charles Rice